MDS Inc.

Incorporated under the Canada Business Corporations Act

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

(millions of Canadian dollars)		As at October 31 2003		2002
ASSETS				
Current				
Cash and cash equivalents	$	**263**	$	194
Accounts receivable		**274**		328
Inventories		**199**		153
Income taxes recoverable		**9**		21
Prepaid expenses		**30**		25
		775		721
Capital assets		**776**		740
Future tax assets		**23**		35
Long-term investments and other (note 2)		**217**		261
Goodwill		**774**		785
	$	**2,565**	$	2,542
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Bank indebtedness	$	**3**	$	10
Accounts payable and accrued liabilities		**355**		317
Deferred revenue		**35**		63
Income taxes payable		**14**		17
Current portion of long-term debt		**9**		13
		416		420
Long-term debt		**533**		602
Deferred revenue		**34**		41
Other long-term obligations		**23**		18
Future tax liabilities		**70**		51
Minority interest		**63**		56
		1,139		1,188
Shareholders' equity				
Share capital (note 5)		**816**		805
Retained earnings		**572**		543
Cumulative translation adjustment		**38**		6
		1,426		1,354
	$	**2,565**	$	2,542

See accompanying notes

MDS Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

(millions of Canadian dollars, except per share amounts)	Three months to October 31 2003	2002	Year ended October 31 2003	2002
Net revenues	$ **449**	$ 471	$ **1,799**	$ 1,777
Cost of revenues	**(279)**	(286)	**(1,114)**	(1,092)
Selling, general and administration	**(75)**	(93)	**(333)**	(330)
Research and development	**(15)**	(18)	**(42)**	(57)
Depreciation and amortization	**(19)**	(25)	**(78)**	(87)
Restructuring charges - net (note 4)	**(28)**	-	**(28)**	-
Other income (expense) - net	**(2)**	-	**(28)**	(7)
Equity earnings and investment gains	**(2)**	-	**3**	8
Operating income	**29**	49	**179**	212
Interest expense	**(8)**	(4)	**(28)**	(17)
Dividend and interest income	**3**	1	**9**	6
Minority interest	**(1)**	(2)	**(7)**	(5)
Income before income taxes	**23**	44	**153**	196
Income taxes	**(5)**	(19)	**(83)**	(91)
Income from continuing operations	**18**	25	**70**	105
Loss from discontinued operations - net of tax (note 3)	**(22)**	-	**(22)**	-
Net Income (loss)	$ **(4)**	$ 25	$ **48**	$ 105
Earnings (loss) per share (note 5)				
Basic	$ **(0.03)**	$ 0.18	$ **0.34**	$ 0.75
Diluted	$ **(0.03)**	$ 0.17	$ **0.34**	$ 0.74

See accompanying notes

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(unaudited)

(millions of Canadian dollars)	Three months to October 31 2003	2002	Year ended October 31 2003	2002
Retained earnings, beginning of period	$ **583**	$ 528	$ **543**	$ 457
Net income (loss)	**(4)**	25	**48**	105
Repurchase of shares and options	-	(3)	**(5)**	(6)
Dividends - cash	**(4)**	(5)	**(10)**	(10)
- stock	**(3)**	(2)	**(4)**	(3)
Retained earnings, end of period	$ **572**	$ 543	$ **572**	$ 543

MDS Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All tabular amounts in millions of Canadian dollars, except where noted]

  Accounting Policies

  These consolidated financial statements of MDS Inc. ("MDS" or "the Company") have been prepared on a basis consistent with the Company's annual financial statements for the year ended October 31, 2002, and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

  Long-term Investments

  The company's share of losses of significantly influenced companies and partnership included in operating income for the period was $2 million [2002 - nil].

  Discontinued Operations

  On October 24, 2003, MDS Board of Directors approved a plan for an orderly exit of its generic radiopharmaceutical manufacturing facility in Fleurus, Belgium.

  Pursuant to the CICA recommendation, Section 3475 ''Disposal of Long-lived Assets and Discontinued Operations'', the revenues and expenses of the business have been netted and reported as 'loss from discontinued operations' on the Consolidated Statements of Income. Figures for 2002 have been restated to reflect this presentation. The revenues and pre-tax loss of the discontinued operations, presented in the Consolidated Statements of Income, were as follows:

	Three months to October 31,		Year ended October 31
	2003	2002	2003	2002

Revenues	$ 4	$ 4	$ 15	$ 15

Loss from discontinued operations	$ (22)	$ -	$ (22)	$ -

  The $22 million pre-tax/after tax loss on disposal of the Fleurus operation reflects provisions for the estimated costs directly associated with the shutdown. In addition to a net operating loss of $1 million, the loss for 2003 reflects provisions for workforce reductions totaling $14 million, asset write-offs of $3 million; and provisions for contractual obligations and other liabilities of $4 million.

  Restructuring charges

Cumulative drawdowns
	Restructuring charge	Cash	Non-cash	Provision balance at October 31, 2003
Restructuring activities:
Workforce reductions	$ 17	$ -	$ -	$ 17
Equipment and other write-downs	11		11	-
	$ 28	$ -	$ 11	$ 17

  During the quarter, MDS recorded restructuring charges of $28 million (after-tax $20 million) relating to the implementation of certain change initiatives affecting the provision of support services, senior management reductions and other initiatives taking place in the business units, including system implementations. This charge included workforce reduction charges of $17 million related to the cost of severance and benefits associated with approximately 220 employees.

  The workforce reduction was primarily in the Life Science and Health Segments in North America and Europe. The provision is expected to be substantially utilized by mid-2004. Equipment and other asset write-downs of $11 million primarily related to certain computer equipment, subject to a sale and leaseback agreement. Immediate recognition of a loss is required because the fair value of the computer equipment is less than its carrying value.

  Earnings Per Share a) Dilution

  Basic earnings per share is calculated by dividing the net earnings by the weighted average number of Common shares outstanding during the period. Diluted earnings per share is calculated by dividing net earnings available to Common shareholders by the sum of the weighted average number of Common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive Common shares had been issued during the period.

  b) Pro Forma Impact of Stock-Based Compensation

  Companies are required to calculate and disclose, on a pro forma basis, compensation expense related to the fair value of stock options at the grant date in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is to be determined in accordance with a methodology prescribed in CICA Handbook Section 3870 "Stock-Based Compensation and other Stock-Based Payments". The Company has used the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:

2003

Risk free interest rate	5.5%
Expected dividend yield	1.0%
Expected volatility	.357
Expected time until exercise	5.25

  Options granted during the quarter totalled 57,000 (2002 - 5,000). For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

  c) Discontinued Operations

  The earnings per share impact of discontinued business is as follows:

	Three months to October 31		Year ended October 31
	2003	2002	2003	2002

Earnings per share, continuing operations	$ 0.13	$ 0.18	$ 0.50	$ 0.75
Earnings per share, discontinued operations	(0.16)	-	(0.16)	-

Basic earnings (loss) per share	$ (0.03)	$ 0.18	$ 0.34	$ 0.75

  Income taxes

  Significant adjustments to the statutory rate comprise:

	Three months to October 31		Year ended October 31
	2003	2002	2003	2002
Combined Canadian federal and provincial rate	36.8%	38.4%	36.8%	38.4%

Expected provision for taxes at statutory rate	$ 8	$ 17	$ 56	$ 75
Increase (decrease) as a result of:
Restructuring charges	4	-	4	-
Excess to tax reserve no longer required	(9)	-	(9)	-
Investment dispositions and write-downs	-	-	18	2
Other	(1)	(3)	2	5
	$ 2	$ 14	$ 71	$ 82
MDS Proteomics losses not recognized	3	5	12	9
Income tax expense reported	$ 5	$ 19	$ 83	$ 91

Effective tax rate, as reported	21.7%	43.2%	54.2%	46.4%

  Supplementary Cash Flow Information

  Segmented Information

	Three Months ended				Three Months ended
	October 31, 2003				October 31, 2002
	Life Sciences	Health	Proteomics	Total	Life Sciences	Health	Proteomics	Total
Net revenues	$275	$173	$1	$449	$283	$188	$-	$471

Operating income (loss) before restructuring Restructuring activities	51 (19)	14 (9)	(8) -	57 (28)	45 -	18 -	(14) -	49 -
Revenues by products and services:
Medical isotopes				75				87
Analytical equipment				68				57
Pharmaceutical research services				132				139
Clinical laboratory services				128				143
Distribution and other				45				45
Proteomics				1				-

	Year ended				Year ended
	October 31, 2003				October 31, 2002
	Life Sciences	Health	Proteomics	Total	Life Sciences	Health	Proteomics	Total
Net revenues	$1,083	$715	$1	$1,799	$1,053	$721	$3	$1,777
Operating income (loss) before restructuring Restructuring activities	211 (19)	29 (9)	(33) -	207 (28)	205 -	59 -	(52) -	212 -
Revenues by products and services:
Medical isotopes				309				328
Analytical equipment				270				217
Pharmaceutical research services				504				508
Clinical laboratory services				532				531
Distribution and other				183				190
Proteomics				1				3

Total assets at October 31	$1,951	$428	$186	$2,565	$1,915	$448	$179	$2,542

  Guarantees

  Guarantees of the indebtedness of other parties include a guarantee, signed in the first quarter of 2003, of a $20 million bank loan on behalf of an investee, Hemosol Inc. (the "Borrower"), in exchange for warrants in the Borrower. This loan is secured by a fixed and floating charge over all the assets of the Borrower. Under the guarantee, MDS will be subrogated to and take an assignment of the rights and remedies of the bank under the loan. As at October 31, 2003, the bank loan was fully drawn.

  Financial Instruments

As of October 31, 2003, the Company had outstanding foreign exchange contracts and options in place to sell up to US$481 million at a weighted average rate of C$1.52 maturing over the next 21 months. The Company also had interest rate swap contracts that exchanged a notional amount of US$80 million of debt from a fixed to a floating interest rate and an option to enter into a swap contract that would exchange a notional amount of US$157 million of debt from a fixed to a floating interest rate.

Foreign exchange and interest rate swap contracts are treated as hedges for accounting purposes. As at October 31, 2003, the carrying amounts and fair values for derivative financial instruments are as follows:

	2003		2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Net asset (liability) position:
Currency forward and option contracts	$ -	$ 56	$ -	$ 3
Interest rate swap and option contracts	$ -	$ (4)	$ -	$ (1)